Filed Pursuant to Rule 433

Dated December 2, 2025

Registration Statement No. 333-276062-02

WISCONSIN POWER AND LIGHT COMPANY

Final Term Sheet

Dated December 2, 2025

5.700% Debentures due 2055

Issuer:	Wisconsin Power and Light Company

Security Type:	Debentures

Principal Amount:	$300,000,000

Maturity Date:	December 15, 2055

Benchmark Treasury:	4.75% due August 15, 2055

Benchmark Treasury Yield:	4.746%

Spread to Benchmark Treasury:	+98 bps

Yield to Maturity:	5.726%

Price to Public:	99.627% of the principal amount

Coupon:	5.700%

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2026

Optional Redemption – Reinvestment Rate:	Prior to June 15, 2055, make-whole call at T+15 bps

Optional Redemption at Par:	On or after June 15, 2055

Trade Date:	December 2, 2025

Settlement Date:	December 5, 2025 (T+3)

CUSIP:	976826 BT3

ISIN:	US976826BT33

Denominations / Multiples:	$2,000 x $1,000

Anticipated Ratings*:	Baa1 / A- (Moody’s / S&P)

Joint Book-Running Managers:	Mizuho Securities USA LLC Wells Fargo Securities, LLC BofA Securities, Inc. MUFG Securities Americas Inc.

Co-Managers:	Academy Securities, Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Debentures will be made against payment therefor on or about December 5, 2025, which will be the third business day following the date of pricing of the Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Debentures initially will settle in T+3, purchasers who wish to trade the Debentures on any date prior to the business day before delivery should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents by calling Mizuho Securities USA LLC toll free at 1-866-271-7403, Wells Fargo Securities, LLC toll free at 1-800-645-3751, BofA Securities, Inc. toll free at 1-800-294-1322 or MUFG Securities Americas Inc. toll free at 1-877-649-6848.

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